Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Nine Months Ended September 30,
2018
Earnings:
Income before income taxes	$146,850
Add: Fixed Charges	43,244
Add: Amortization of capitalized interest	121
Less: Interest capitalized	279
Less: Earnings from joint venture, net	175
Total earnings	$189,761

Fixed charges:
Interest costs (1)	$40,467
Interest factor of operating lease expense (2)	2,777
Total fixed charges	$43,244

Ratio of earnings to fixed charges (3)	4.39

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.